SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549
                       ___________________

                          SCHEDULE 13D/A
                        (AMENDMENT NO. 5)
            UNDER THE SECURITIES EXCHANGE ACT OF 1934

                     EARTHLINK NETWORK, INC.
                         (NAME OF ISSUER)
                       ___________________

              COMMON STOCK, $.01 PAR VALUE PER SHARE
                  (TITLE OF CLASS OF SECURITIES)

                            270322100
              (Cusip number of class of securities)
                       ___________________

                       DON A. JENSEN, ESQ.
                        SPRINT CORPORATION
                   2330 SHAWNEE MISSION PARKWAY
                      WESTWOOD, KANSAS 66205
                          (913) 624-3326
     (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
               TO RECEIVE NOTES AND COMMUNICATIONS)

                            COPIES TO:
                       JOHN A. GRANDA, ESQ.
                   STINSON, MAG & FIZZELL, P.C.
                        1201 WALNUT STREET
                   KANSAS CITY, MISSOURI 64106
                          (816) 842-8600
                      _____________________

                         JANUARY 20, 1999
     (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)



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                               13D
                                                Page 2 of 4 Pages
CUSIP NO. 270322100

(1)  NAME OF REPORTING PERSONS:  I.R.S. IDENTIFICATION NO. OF
     ABOVE PERSONS
          Sprint Corporation

(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a)   [X]
                                                       (b)   [ ]

(3)  SEC USE ONLY

(4)  SOURCE OF FUNDS:
          WC

(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e):                        [  ]

(6)  CITIZENSHIP OR PLACE OF ORGANIZATION:
          Kansas

Number of      (7)  SOLE VOTING POWER        11,966,011
Shares Bene-
ficially       (8)  SHARED VOTING POWER      5,394,966
Owned by
Each Report-   (9)  SOLE DISPOSITIVE POWER   11,966,011
ing Person
With           (10) SHARED DISPOSITIVE POWER 5,394,966

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:
          17,360,977

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                         [  ]

(13) PERCENT OF CLASS REPRESENTED TO AMOUNT IN ROW (11):
          43.2%

(14) TYPE OF REPORTING PERSON*:
          CO

__________________
* Reflects highest number of shares as to which voting power or dispositive power is shared by virtue of membership in the groups described in Item 2(a)-(c); (f).




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ITEM 1.  SECURITY AND ISSUER.

     The name of the issuer is EarthLink Network, Inc., a Delaware corporation (the "Company"), and the address of its principal executive offices is 3100 New York Drive, Pasadena, CA 91007. This Amendment No. 5 to Schedule 13D relates to the acquisition by Sprint Corporation (the "Purchaser") from the Company of 577,562 shares of Series B Convertible Preferred Stock of the Company and 192,521 shares of Common Stock of the Company on January 20, 1999. Shares of Series B Convertible Preferred Stock are convertible into shares of Common Stock commencing June 5, 1999.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 is hereby amended and supplemented by adding thereto the following:

     On January 20, 1999, the Purchaser paid to the Company a purchase price of $70.315 per share of Common Stock and Series B
Preferred Stock, for an aggregate purchase price of $54,148,386.
The source of such funds was working capital.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is hereby amended to read in its entirety as follows:

     (a)-(b) The Purchaser beneficially owns 11,966,000 shares of Common Stock (43.2% of the outstanding shares), of which
(i) 3,182,557 consist of shares of Common Stock for which the Purchaser exercises sole voting and dispositive power,
(ii) 8,205,882 consist of shares of Common Stock issuable upon conversion of 4,102,941 shares of Series A Preferred Stock, for which the Purchaser exercises sole voting and dispositive power,
(iii) 577,562 consist of shares of Common Stock issuable upon conversion of 577,562 shares of Series B Preferred Stock, for which the Purchaser exercises sole voting and dispositive power, and
(iv) 5,394,996 consist of shares of Common Stock held by parties to a Stockholders Agreement for which the Purchaser exercises shared voting and dispositive power.

     (c) The Purchaser has not effected any transactions during the past 60 days.

     (d) The Purchaser has shared voting and dispositive power to the extent described in the response to Item 2 hereof which is incorporated herein by reference. The Purchaser does not have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares described in the preceding sentence.

     (e)  Not applicable.

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 9, 1999.

                              Sprint Corporation


                              By:  /s/ Don A. Jensen
                                   Name:  Don A. Jensen
                                   Title:  Vice President